UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number: 000-53072

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	N/A

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Emmaus Life Sciences, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20725 S. Western Avenue, Suite 136
Address of Principal Executive Office (Street and Number)

Torrance, CA 90501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have experienced delays in completing our consolidated financial statements for the year ended December 31, 2013, because we are engaged in an ongoing review of the accounting treatment relating to certain transactions in 2013 and earlier periods involving certain debt and equity instruments.  Therefore, we have not had sufficient time to finalize our consolidated financial statements to be contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.  These delays could not be eliminated without unreasonable effort or expense.  We expect to file our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 within the time period permitted by Rule 12b-25.

We have been informed by our independent auditors that they plan on including a paragraph in their independent auditors’ report regarding uncertainty about our ability to continue in existence as a going concern.  We also have been informed by our independent auditors that they believe we have a material weakness in internal controls relating to the adequacy of resources and controls relating to the application of generally accepted accounting principles to complex and non-recurring transactions.

At the current stage of our review, we are unable to fully evaluate whether there will be material adjustments to prior periods. However, we currently believe that our consolidated financial statements as of and for the quarter ended September 30, 2013 may be materially misstated and may require restatement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter B. Ludlum	(310)	214-0065
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Emmaus Life Sciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2014	By:	/s/Peter B. Ludlum
Peter B. Ludlum
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

Emmaus Life Sciences, Inc.

We currently anticipate that we will report an increase in operating costs and corresponding increase in net loss from operations for the fiscal year ended December 31, 2013 as compared to the fiscal year ended December 31, 2012. We are not able to make a reasonable estimate of the extent of the change at this time, pending completion of our review and finalization of our consolidated financial statements for the year ended December 31, 2013.